SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Barry Johnson Authorized Officer ACON Investments, L.L.C. 1133 Connecticut Avenue, NW, Suite 700 Washington, D.C. 20036 (202) 454-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
_____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665826103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Northern Tier Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 60,922,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 60,922,500 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,922,500 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO
*
The calculation is based on a total of 91,921,112 Common Units of the Issuer outstanding as of January 15, 2013 as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on January 18, 2013.

Page 2 of 5 Pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on November 19, 2012, as amended and supplemented by Amendment No. 1 filed on November 28, 2012 and by Amendment No. 2 filed on January 24, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Person with respect to the Common Units of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the subheading Resale Offering:

“On February 5, 2013, the Resale Offering Underwriters exercised in full their option to purchase an additional 1,605,000 Common Units of the Issuer at a price of $23.42045 per Common Unit, which represents the public offering price of $24.46 per Common Unit less the Resale Offering Underwriters’ discount of $1.03955 per Common Unit.  The sale closed on February 8, 2013.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b)      The following disclosure assumes that there are 91,921,112 Common Units of the Issuer outstanding as of January 15, 2013, which figure is based on information set forth in the prospectus  filed by the Issuer with the Commission on January 18, 2013.

Pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own 60,922,500 Common Units of the Issuer, which constitutes approximately 66.3% of the outstanding Common Units of the Issuer.”

Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2013

Northern Tier Holdings LLC

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Officer

Page 4 of 5 Pages

INDEX TO EXHIBITS

1.
Underwriting Agreement, dated July 25, 2012, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

2.
Transaction Agreement, dated July 25, 2012, by and among Northern Tier Holdings LLC, Northern Tier Energy GP LLC, Northern Tier Energy LLC, Northern Tier Energy Holdings LLC, Northern Tier Retail Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

3.
First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

4.
Supplemental Indenture, dated as of November 2, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on November 6, 2012).

5.
Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

6.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Capital, Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by Northern Tier Holdings LLC on November 28, 2012).

7.
Underwriting Agreement, dated January 17, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on January 22, 2013).

8.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on January 24, 2013).

Page 5 of 5 Pages